Stolt-Nielsen S.A.                                 [Stolt logo][GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax:  +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom



               Stolt-Nielsen S.A. Announces Annual General Meeting

London, England - February 9, 2006 - Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock Exchange: SNI) today announced that its annual meeting of shareholders will be held on Thursday, May 18, 2006 at 2:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. All shareholders of record as of March 28, 2006 will be entitled to vote at the meeting.


Contact:  Richard M. Lemanski
          U.S. 1 203 299 3604
          rlemanski@stolt.com

          Jan Chr. Engelhardtsen
          UK 44 20 7611 8972
          jengelhardtsen@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's largest farmed salmon producer and supplier.

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